FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---         ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A statement dated December 22, 2000 with STMicroelectronics' consolidated financial statements for the first nine months of 2000, and the Management's Discussion and Analysis of financial condition and results of operation.

                                         STMicroelectronics N.V.
                             CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (in millions dollars, except per share data)


                                                    Three Months Ended                        Nine Months Ended
                                                    ------------------                        -----------------
                                          September 30, 2000(1)   October 2, 1999    September 30, 2000(1)  October 2, 1999
                                          ----------------------  ---------------    ---------------------  ---------------
Net sales.................................       $ 2,027.3         $ 1,266.5               $ 5,589.6         $ 3,552.5
Other revenues............................            14.7               7.7                    31.9              25.6
                                                  ---------         ---------               ---------         ---------
      Net revenues........................         2,042.0           1,274.2                 5,621.5           3,578.1
Cost of sales(2)..........................        (1,077.1)           (766.8)               (3,063.8)         (2,172.1)
                                                  ---------         ---------               ---------         ---------
      Gross profit(2)........---..........           964.9             507.4                 2,557.7           1,406.0
Selling, general and administrative.......          (174.0)           (136.8)                 (510.6)           (386.2)
Research and development (3)..............          (259.8)           (205.5)                 (740.0)           (601.8)
Other income and expenses (3).............           (19.3)              5.0                   (87.6)             36.0
                                                  ---------         ---------               ---------         ---------
Total operating expenses..................          (453.1)           (337.3)               (1,338.2)           (952.0)
      Operating income....................           511.8             170.1                 1,219.5             454.0
Net interest income (expense).............             7.3               8.2                    37.7              17.9
                                                  ---------         ---------               ---------         ---------
       Income before income taxes and
       minority interests.................           519.1             178.3                 1,257.2             471.9
Income tax expense........................          (103.6)            (41.6)                 (265.6)           (106.9)
                                                  ---------         ---------               ---------         ---------
       Income before minority interests...           415.5             136.7                   991.6             365.0
Minority interests (4)....................            (0.2)             (1.4)                   (1.4)             (2.0)
                                                  ---------         ---------               ---------         ---------
       Net income.........................        $  415.3         $   135.3               $   990.2         $   363.0
                                                  =========         =========               =========         =========
       Earnings per share (basic)  (5)....        $    0.47         $    0.16               $    1.12         $    0.42
                                                  =========         =========               =========         =========
       Earnings per share (diluted) (5)...        $    0.45         $    0.15               $    1.08         $    0.41
                                                  =========         =========               =========         =========
       Number of weighted average
       shares used in calculating
       diluted earnings per share.........           934.0             896.2                   934.0             891.7

----------------------

(1) Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2) Cost of sales is net of certain funds received through government agencies for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein.
(3) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and goodwill amortization. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.
(4) In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG"). The Company owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Minority interests also include other minor investments made by the Company.
(5) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000. See Note 7 to the Interim Consolidated Financial Statements.

                                                     STMicroelectronics N.V.
                                                   CONSOLIDATED BALANCE SHEET
                                                  (in millions of U.S. dollars)

                                                        As at September 30, 2000   As at December 31, 1999
                                                        ------------------------   -----------------------
                                                              (unaudited)                 (audited)
ASSETS
Current assets:
Cash and cash equivalents ...........................        $    187.8                   $  1,823.1
Marketable securities ...............................             826.0                           --
Trade accounts and notes receivable .................           1,346.1                        913.3
Inventories .........................................             753.2                        619.4
Other receivables and current assets ................             528.3                        435.8
                                                             ----------                   ----------
         Total current assets .......................           3,641.4                      3,791.6
Intangible assets, net ..............................             268.1                        179.9
Property, plant and equipment, net ..................           5,192.8                      3,873.0
Investments and other non-current assets ............              94.1                         85.8
                                                             ----------                   ----------
                                                                5,555.0                      4,138.7
                                                             ----------                   ----------
         Total assets ...............................        $  9,196.4                   $  7,930.3
                                                             ==========                   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts .....................................        $     97.3                   $     26.5
Current portion of long-term debt ...................              95.5                         96.7
Trade accounts and notes payable ....................           1,240.6                        998.9
Other payables and accrued liabilities ..............             471.6                        381.8
Accrued and deferred income tax .....................             315.5                        189.3
                                                             ----------                   ----------
         Total current liabilities ..................           2,220.5                      1,693.2
Long-term debt ......................................           1,129.5                      1,348.5
Reserves for pension and termination indemnities ....             105.4                        108.3
Other non-current liabilities .......................             197.8                        191.7
                                                             ----------                   ----------
                                                                1,432.7                      1,648.5
         Total liabilities ..........................           3,653.2                      3,341.7
Minority interests ..................................              26.2                         24.7
Capital stock .......................................           1,132.8                      1,112.7
Capital surplus .....................................           1,662.4                      1,395.3
Accumulated result ..................................           3,515.4                      2,551.8
Accumulated other comprehensive income ..............            (793.6)                      (495.9)
                                                             ----------                   ----------
         Shareholders' equity .......................           5,517.0                      4,563.9
                                                             ----------                   ----------
         Total liabilities and shareholders' equity .        $  9,196.4                   $  7,930.3
                                                             ==========                   ==========

                                    STMicroelectronics N.V.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                  (in millions of U.S. dollars)

                                                                    Nine Months Ended
                                                                    -----------------
                                                            September 30, 2000   October 2, 1999
                                                            ------------------   ---------------
Cash flows from operating activities:
Net income..............................................        $  990.2             $  363.0
Add (deduct) non-cash items:
       Depreciation and amortization....................           790.7                590.1
       Other non-cash items.............................            54.8                  2.1
       Minority interest in net income of subsidiaries..             1.4                  2.0
       Deferred taxes...................................           (34.4)                 3.5
Change in assets and liabilities:
       Trade receivables................................          (488.1)               (90.6)
       Inventories......................................          (195.6)               (10.5)
       Trade payables...................................           267.9                170.9
       Other assets and liabilites, net.................           150.9                 45.7
                                                               ---------             ---------
Net cash from operating activities......................         1,537.8              1,076.2
Cash flows from investing activities:
Payments for purchases of tangible assets...............        (2,303.9)              (811.4)
Other investing activities..............................          (185.2)              (116.7)
Investment in marketable securities.....................          (826.0)                   -
                                                               ---------             ---------
Net cash used in investing activities...................        (3,315.1)              (928.1)
Cash flows from financing activities:
Proceeds from issuance of long-term debt................           346.1                724.3
Repayment of long-term debt.............................          (267.7)               (24.3)
Increase (decrease) in short term facilities............           101.1               (118.8)
Capital increase........................................             9.5                229.6
Dividends paid..........................................           (26.6)               (22.8)
                                                               ---------             ---------
Net cash from (used in) financing activities............           162.4                788.0
Effect of changes in exchange rates.....................           (20.4)               (11.5)
                                                               ---------             ---------
Net cash increase (decrease)............................        (1,635.3)               924.6
Cash and cash equivalents at beginning of period........       $ 1,823.1            $ 1,100.7
                                                               ---------             ---------
Cash and cash equivalents at end of period..............       $   187.8            $ 2,025.3
                                                               =========             =========

                             STMicroelectronics N.V.

               Notes to Interim Consolidated Financial Statements



1) The accompanying interim consolidated financial statements of STMicroelectronics N.V. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied in the Annual Report on Form 20-F for the year ended December 31, 1999. Such interim financial information is unaudited, but reflects those adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

2) Certain reclassifications of 1999 data have been made to conform to 2000 classifications. The interim financial statements should be read in conjunction with the financial statements incorporated by reference into the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

3) As approved by the Annual General Meeting on April 26, 2000, the Company paid an annual cash dividend of $0.03 per share (adjusted for the three-for-one stock split effected in May 2000) on May 4, 2000 to shareholders of record on April 28, 2000. The total dividend paid was $26.6 million.

       The shareholders approved a three-for-one stock split and a simultaneous redenomination of the par value of each common share to Euro 1.04. The record date for the stock split was May 5, 2000 and the shares were listed with the new par value starting May 9, 2000.

       On April 17, 2000, the Supervisory Board approved a new employee share purchase plan under which up to 4,500,000 common shares can be offered to employees over a three-year period at a 15% discount on the market price. Shares to be granted to employees will be a combination of both newly issued and repurchased shares.

       All  share  and  per-share  amounts  in  the  accompanying   consolidated
       financial statements have been restated to reflect the stock split.

4) In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), providing the staff's views on applying generally accepted accounting principles to selected revenue recognition issues. For companies with fiscal years that begin between December 16, 1999 and March 15, 2000, portions of SAB 101 become effective for the fourth quarter 2000. Management believes that adopting these portions of SAB 101 will not have a material effect on the Company's financial position or overall trends in results of operations.

                                  STMicroelectronics N.V.

                     Notes To Interim Consolidated Financial Statements (Millions of U.S. dollars except per share amounts)

5)       Inventories consist of the following:

                                                         September 30, 2000     December 31, 1999
                                                         -------------------    -------------------
                                                             (unaudited)              (audited)
         Raw materials...................................       $   80.6             $    101.6
         Work-in-process.................................          473.9                  395.3
         Finished products...............................          198.7                  122.5
                                                                --------             -----------
                Total....................................       $  753.2             $    619.4
                                                                ========              ==========

6)       Long-term debt consists of the following:

                                                          September 30, 2000       December 31, 1999
                                                         ---------------------    ---------------------
                                                             (unaudited)                (audited)
         STMicroelectronics SA (France)
         o   4.97% bank loan due 2002.....................  $    27.2               $     30.7
         o   4.95% bank loan due 2002.....................       27.2                     30.7
         o   5.16% other bank loans. .....................      119.8                     21.6
         STMicroelectronics s.r.l. (Italy)
         o   5.68% bank loan due 2002.....................       38.9                     52.0
         o   5.35% government loan due 2006...............       28.4                     34.3
         o   4.13% other bank loans.......................       68.9                     95.3
         STMicroelectronics N.V. (Netherlands)
         o   1.75% Liquid Yeld Option Notes due 2008......      117.7                    398.3
         o   2.44% Liquid Yeld Option Notes due 2009......      739.0                    725.8
         STMicroelectronics (other countries)
         o   5.76% other bank loans.......................       57.9                     56.5
                                                             ---------                ----------
         Total long-term debt..............................   1,225.0                  1,445.2
         Less current portion..............................      95.5                     96.7
                                                             ---------                ----------
         Total long-term debt, less current portion........ $ 1,129.5               $  1,348.5
                                                             =========                ==========

7) Basic Earnings Per Share ("EPS") is calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt.

                                                        Three months ended                      Nine months ended
                                                        ------------------                      -----------------
                                               September 30, 2000   October 2, 1999    September 30, 2000  October 2, 1999
                                               ------------------   ---------------    ------------------  ---------------
                                                  (unaudited)         (unaudited)         (unaudited)        (unaudited)
         Basic EPS:
         Net income..............................   415.3             135.3                 990.2            363.0
         Weighted average shares outstanding.....   888.5             858.2                 884.5            856.6
         EPS (basic).............................     0.47              0.16                  1.12             0.42
         Diluted EPS:
         Net income..............................   415.3             135.3                 990.2            363.0
         Interest expense on convertible debt,
         net of tax..............................     5.2               2.6                  16.3              6.7
         Net income, adjusted....................   420.5             137.9               1,006.5            369.7
         Weighted average shares outstanding.....   888.5             858.2                 884.5            856.6
         Dilutive effect of stock options........    13.9               7.5                  14.5              6.5
         Dilutive effect of convertible debt.....    31.6              30.5                  35.0             28.6
         Number of shares used in
         calculating EPS.........................   934.0             896.2                 934.0            891.7
         EPS (diluted)...........................     0.45              0.15                  1.08             0.41

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Results of Operations

                  Business Outlook

                  Business conditions in 1999 and the first nine months of 2000 improved from the difficult conditions experienced in the semiconductor industry in 1997 and 1998. Based on trade association data for 1999, the total available market for worldwide sales of semiconductor products, referred to as the TAM, and the estimated market for products produced by the Company, referred to as the serviceable available market, or SAM, (which consists of the TAM but excluding the market for DRAMs and opto-electronic products), increased by approximately 18.9% and approximately 14.9%, respectively, compared to 1998. DRAMs are standard commodity memory products. In 1999, the TAM was $149.4 billion, while the SAM was $122.9 billion.

                  The Company's net revenues for the first quarter of 2000 were $1,702.2 million, a 52.9% increase over the first quarter of 1999. Based on preliminary trade association data for the second quarter of 2000, the Company gained market share against both the TAM and the SAM compared to the second quarter of 1999 and maintained a stable market share compared to the first quarter of 2000. Net revenues for the second quarter of 2000 were $1,877.3 million, a 57.7% increase over the comparable period of 1999 and a 10.3% sequential gain over the prior quarter. Net revenues for the third quarter 2000 were $2,042.0 million, a 60.3% increase over the comparable period of 1999 and a 8.8% sequential gain over the prior quarter. As a result, net revenues for the first nine months of 2000 were $5,621.5 million, a 57.1% increase over net revenues of $3,578.1 million for the comparable period in 1999. The increase reflected higher volume of sales and improved product mix. The gross profit margin increased from 39.3% in the first nine months of 1999 to 45.5% in the first nine months of 2000.

                  Our backlog has increased steadily since the end of 1998 and the Company continued to experience record incoming order rates and backlog levels during 2000.

                  The Company believes that difficult market conditions in 1997 and 1998 led some of its competitors to redirect their marketing focus and manufacturing capacity toward products that compete with its products. The Company believes increased competition in its core product markets is generating greater pricing pressure, increased competition for market share in the SAM, and a generally more challenging market environment for us.

                  The Company believes it is well positioned to capitalize on the current upturn in the semiconductor market due to its product portfolio, marketing resources and customer base, coupled with the efficiency of its manufacturing capabilities and its ability to increase capacity. As the overall market continued to improve in 1999 and the first nine months of 2000 and the Company experienced increased customer demand, the Company accelerated capital expenditures and currently expect capital expenditure for 2000 to exceed $3.0 billion. The Company expects that it will continue to invest significantly in 2001.

                  In addition, the Company has taken the following initiatives:

                  o The Company has committed significant capital expenditure to accelerate the ramp up of production within its existing facilities

                  o The Company has begun construction of a new 8-inch wafer fabrication facility in Catania (Italy) which is planned to be operational by the year 2002. A new 12-inch wafer research and pilot line fabrication has been planned at Crolles (France). When in full production, these new facilities will offer significant additional capacity

                  o The Company has appointed outside suppliers (foundries) in respect of the supply of up to a maximum of approximately 15% of its requirements over the next two years of wafers using mainly HCMOS technology. The appointment of outside suppliers involves either the transfer of its process technology to the relevant outside supplier or the adaptation of the design of its products to the process technology of the relevant outside supplier

                  o The Company continued construction of its new 8-inch facility in Singapore that is planned to be available for volume production in submicron technology, if market conditions so warrant, during 2001.

                  Other Developments

                  On November 16, 2000, the Company completed a debt offering of $1,480 million aggregate initial principal amount of zero-coupon unsubordinated convertible notes due 2010, with yield to maturity of 3.75% per annum. The net proceeds to the Company in connection with the 2000 debt offering were $1,458 million.

                  During the third  quarter of 2000,  the Company  completed the acquisition of Waferscale Integration, Inc. for a purchase price of approximately $78 million. Waferscale Integration is based in California and is the leading manufacturer of programmable system memory devices ("PSD"). PSD products combine memory functions such as Flash, EEPROM and SRAM with programmable logic on a single chip designed to work with a standard microcontroller to provide a complete system implementation. In addition, the acquisition of Waferscale Integration reinforces its strengths in non-volatile memories and memory systems, where the Company already offers numerous application-specific memory architectures, and complements its established strengths in the field of standard memories.

                  In June 2000, in conjunction with its acquisition of the 6-inch facility in Ottawa, Canada, the Company entered into an agreement with Nortel Networks for the development of processes, packages and fundamental IP for high-speed optical interfaces. The agreement also includes a commitment for $2 billion in sales to Nortel over the next three years.

                  As approved by the annual general meeting of shareholders, on May 4, 2000 the Company paid an annual cash dividend of $0.09 per share to shareholders of record as of April 28, 2000. Subsequently, its shareholders approved a 3-for-1 stock split which resulted in a simultaneous redenomination of the par value of each share to Euro 1.04. As adjusted for the stock split, the dividend paid was $0.03 per share. The record date for the stock split was May 5, 2000 and the distribution date was May 8, 2000. Shares were traded with the new stock price as of the opening of trading on May 9, 2000 on the New York Stock Exchange, Euronext Paris (formerly known as ParisBourse) and the Italian Stock Exchange. All share and per-share amounts in this report have been restated to reflect the stock split. The Company's shareholders also authorized the acquisition of shares for the purpose of transferring those shares to its employees (and employees of other companies controlled by the Company) under a scheme applicable to such employees. The Company is required to seek the prior approval of its supervisory board for any acquisition or, except in the context of an employee scheme, disposal of, its shares.

                  Some of the above statements contained in this "Business Outlook" and in the rest of this document are forward looking statements that involve a number of risks and uncertainties. In addition to factors discussed herein, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments, international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC filings, including in the Prospectuses dated September 16, 1999, could materially affect the Company.

                  The table below sets forth information on the Company's net revenues by product group and by geographic region:

                                                         Three Months Ended                        Nine Months Ended
                                                         ------------------                        -----------------
                                              September 30, 2000     October 2, 1999     September 30, 2000    October 2, 1999
                                              ------------------     ---------------     ------------------    ---------------
Net Revenues by Product Group(1):                                               (in millions)
Telecom, Peripheral & Automotive...........       $    886.7            $   571.4               2,488.2        $   1,639.7
Discrete and Standard Ics..................            319.0                242.5                 896.5              653.7
Memory Products............................            414.8                210.1               1,081.4              579.8
Consumer & Microcontrollers................            394.6                224.4               1,080.0              624.2
New Ventures Group and Others(2)...........             26.9                 25.8                   5.4               80.7
                                                  ----------            ---------           -----------        -----------
      Total................................       $  2,042.0            $ 1,274.2           $   5,621.5        $   3,578.1
                                                  ==========            =========           ===========        ===========
Net Revenues by Geographic Region:(3)
Europe.....................................       $    667.7            $   450.1           $   1,915.4        $   1,291.6
Americas(4)................................            497.0                296.0               1,347.6              841.9
Asia Pacific...............................            676.5                412.0               1,843.1            1,153.4
Japan......................................            109.8                 61.8                 291.7              171.1
Region Five(3).............................             91.0                 54.3                 223.7              120.1
                                                  ----------            ---------           -----------        -----------
      Total................................       $  2,042.0            $ 1,274.2           $   5,621.5        $   3,578.1
                                                  ==========            =========           ===========        ===========

-----------------

(1) In January 1999, the Company implemented organizational changes to better orient its product group to end-use applications. As a result, net revenues have been restated for prior periods to reflect these changes. In addition, the former Dedicated Products Group has become the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group has become the Consumer and Microcontrollers Groups.
(2) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for the Company's new business opportunities.
(3) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India.
(4) Substantially all of the revenues derived from North America are derived from the United States.

                  The following table sets forth certain financial data from the Company's consolidated statements of income, expressed in each case as a percentage of net revenues:

                                                           Three Months Ended                     Nine Months Ended
                                                           ------------------                     -----------------
                                                 September 30, 2000    October 2, 1999   September 30, 2000   October 2, 1999
                                                 ------------------    ---------------   ------------------   ---------------
Net sales..................................              99.3%                99.4%              99.4%             99.3%
Other revenues.............................               0.7                  0.6                0.6               0.7
                                                 -------------        -------------      -------------        -----------
Net revenues...............................             100.0                100.0              100.0             100.0
Cost of sales..............................             (52.7)               (60.2)             (54.5)            (60.7)
                                                 -------------        -------------      -------------        -----------
Gross profit...............................              47.3                 39.8               45.5              39.3
                                                 -------------        -------------      -------------        -----------
Operating expenses:........................
Selling, general and administrative........              (8.5)               (10.7)              (9.1)            (10.8)
Research and development...................             (12.7)               (16.1)             (13.2)            (16.8)
Other income and expenses..................              (1.0)                 0.3               (1.5)              1.0
                                                 -------------        -------------      -------------        -----------
Total operating expenses...................             (22.2)               (26.5)             (23.8)            (26.6)
                                                 -------------        -------------      -------------        -----------
Operating income...........................              25.1                 13.3               21.7              12.7
Net interest income (expense)..............               0.3                  0.7                0.7               0.5
                                                 -------------        -------------      -------------        -----------
Income before income taxes and minority
interests..................................              25.4                 14.0               22.4              13.2
Income tax expense.........................              (5.1)                (3.3)              (4.8)             (3.0)
                                                 -------------        -------------      -------------        -----------
Income before minority interests...........              20.3                 10.7               17.6              10.2
Minority interests.......................                  --                 (0.1)               --               (0.1)
                                                 -------------        -------------      -------------        -----------
Net income...............................                20.3%                10.6%              17.6%             10.1%
                                                 =============        =============      =============        ===========


                  Third Quarter 2000 vs Third Quarter 1999

                  During the third quarter of 2000, the semiconductor industry continued the recovery already registered in the second quarter of 2000. Based on preliminary trade association data for the third quarter of 2000, the TAM and the SAM increased by 45.3% and 38.4% respectively, compared to the third quarter of 1999. The Company's net revenues for the third quarter of 2000 were $2,042.0, an increase of 8.8% over the second quarter of 2000 and a 60.3% increase over the third quarter of 1999. Operating income and net income also increased by 200.9% and 206.9% respectively compared to the third quarter of 1999.

                  Net revenues. Net sales increased 60.1%, from $1,266.5 million in the third quarter of 1999 to $2,027.3 million in the third quarter of 2000. In comparison with third quarter 1999, third quarter 2000 sales increased due to higher volume and improved product mix. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased from $7.7 million in the third quarter of 1999 to $14.7 million in the third quarter of 2000 due primarily to an increase in co-development contract services and other miscellaneous revenues. Net revenues increased 60.3%, from $1,274.2 million in the third quarter of 1999 to $2,042.0 million in the third quarter of 2000.

                  The Telecom, Peripheral & Automotive Groups' net revenues increased 55.2% primarily as a result of higher sales of wireless and wireline telecommunications, automative products and computer products such as data storage and printer products. The Discrete and Standard ICs Groups' net revenues increased 31.5% due to volume increases in discrete, standard commodities, transistors and standard logic products. This volume increase more than offset the moderate price decline which continued in all major product families. Net revenues of the Memory Products Group increased 97.4% as a result of strong volume increase in flash memories, smart card, EEPROM and EPROM. The Consumer & Microcontrollers Groups' net revenues rose by 75.9% due to the strong growth in sales of digital consumer applications and imaging and video products.

                  Gross profit. The Company's gross profit increased 90.2%,from $507.4 million in the third quarter of 1999 to $964.9 million in the third quarter of 2000. As a percentage of net revenues, gross profit increased to 47.3% in the third quarter of 2000 compared to 39.8% in the third quarter of

1999. This improvement was mainly due to improved manufacturing efficiency and higher plant utilization and associated production volume increases. Cost of sales increased from $766.8 million in the third quarter of 1999 to $1,077.1 million in the third quarter of 2000, principally due to an increase in production volume, the increase in purchases of wafers from external foundries and the increased depreciation associated with new capital investments.

                  The impact of changes in exchange rates on gross profit in the third quarter of 2000 compared to the third quarter of 1999 was estimated to be favorable since the appreciation of the U.S. dollar versus the European currencies generated a positive impact on the cost of sales. See "Impact of Changes in Exchange Rates". Cost of sales in the third quarter of 1999 and the third quarter of 2000 were $0.3 million net and $0.9 million net, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

                  Selling, general and administrative expenses. Selling, general and administrative expenses increased 27.2%, from $136.8 million in the third quarter of 1999 to $174.0 million in the third quarter of 2000 due primarily to increased efforts in the marketing and information technology areas. As a percentage of net revenues, selling, general and administrative expenses decreased from 10.7% in the third quarter of 1999 to 8.5% in the third quarter of 2000.

                  Research and development expenses. Research and development expenses increased 26.4%, from $205.5 million in the third quarter of 1999 to $259.8 million in the third quarter of 2000. The Company continued to invest heavily in research and development and plan to continue increasing its research and development staff so as to increase research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 16.1% in the third quarter of 1999 to 12.7% in the third quarter of 2000.

                  Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with the
Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the third quarter of 2000, the net effect of these items resulted in expenses of $19.3 million compared to income of $5.0 million in the third quarter of 1999. This decrease resulted primarily from an increase in the cost of new plant start-ups, lower funds received from government agencies in connection with the Company's research and development programs and increased goodwill amortization.

                  Operating income. The Company's operating income increased 200.9%, from $170.1 million in the third quarter of 1999 to $511.8 million in the third quarter of 2000, primarily as a result of the increase in net revenues and offset, in part, by higher research and development expenses, selling, general and administrative expenses and other expenses. The exchange rate impact on operating income was estimated to be favorable, since the appreciation of the U.S. dollar generated a favorable impact on cost of sales and operating expenses.

                  Net interest income. Net interest income slightly decreased from $8.2 million in the third quarter of 1999 to $7.3 million in the third quarter of 2000 as a result of the increase in cash and cash equivalents following the Share Offering and the LYONs Offering completed on September 22, 1999.

                  Income tax expense. Provision for income tax was $41.6 million in the third quarter of 1999 compared to $103.6 million in the third quarter of 2000, as a result of the increase in income before income taxes and minority interests. The effective tax rate decreased from 23.3% in the third quarter of 1999 to 20.0% in the third quarter of 2000. The favorable 2000 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2000, the effective tax rate could increase in the coming years.

                  Net income. Net income for the period reached $415.3 million, 206.9% above last year's third quarter levels of $135.3 million. Diluted earnings per share for the 2000 third quarter was $0.45, a 200.0% increase compared to $0.15 for the corresponding 1999 period and a 21.6% increase compared to $0.37 for the prior quarter. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split effected in May 2000.

                  Nine Months 2000 vs Nine Months 1999

                  Business conditions during the first nine months of 2000 continued to show a strong recovery which began in 1999 after the difficult environment experienced by the semiconductor industry in 1997 and 1998. Based on preliminary trade association data, the TAM and the SAM increased by 43.0% and 38.6%, respectively, in the first nine months of 2000 compared to the first nine months of 1999.

                  In the first nine months of 2000, its net revenues, operating income and net income increased by 57.1%, 168.6% and 172.8%, respectively over the corresponding period in 1999. Nine months 2000 ended September 30 were reflecting higher sales in all major product families and applications when compared to the equivalent period 1999.

                  Net revenues. Net sales increased 57.3%, from $3,552.5 million in the first nine months of 1999 to $5,589.6 million in the first nine months of 2000. In comparison with first nine months 1999, the first nine months 2000 sales increase was mainly due to higher volume and improved product mix. Other revenues consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income increased marginally from $25.6 million in the first nine months of 1999 to $32.0 million in the first nine months of 2000. Net revenues increased 57.1%, from $3,578.1 million in the first nine months of 1999 to $5,621.5 million in the first nine months of 2000.

                  The Telecom, Peripheral & Automotive Groups' net revenues increased 51.7% primarily as a result of higher sales of wireless and wireline telecommunications, automotive products, data storage and computer products such as printer products. The Discrete and Standard ICs Groups' net revenues increased 37.1% due to volume increases in standard commodities, transistors, discrete and standard logic products. This volume increase more than offset the moderate price decline which continued in all major product families. Net revenues of the Memory Products Group increased 86.5% as a result of strong volume increase in flash memories, smart card, EEPROM and EPROM. The Consumer & Microcontrollers Groups' net revenues rose by 73.0% due to the strong growth in sales of digital consumer applications and imaging and video products.

                  Gross profit. The Company's gross profit increased 81.9%,from $1,406.0 million in the first nine months of 1999 to $2,557.7 million in the first nine months of 2000. As a percentage of net revenues, gross profit increased to 45.5% in the first nine months of 2000 compared to 39.3% in the first nine months of 1999. This improvement was mainly due to improved product mix and its ability to maximize the utilization of its worldwide manufacturing facilities.

                  Cost of sales increased from $2,172.1 million in the first nine months of 1999 to $3,063.8 million in the first nine months of 2000, principally due to an increase in production volume, the increase in purchases of wafers from external foundries and the increased depreciation associated with new capital investments. The impact of changes in exchange rates on gross profit in the first nine months of 2000 compared to the first nine months of 1999 was estimated to be favorable since the appreciation of the U.S. dollar versus the European currencies generated a positive impact on the cost of sales. See "Impact of Changes in Exchange Rates". Cost of sales in the first nine months of 1999 and the first nine months of 2000 were $2.0 million net and $1.6 million net, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

                  Selling, general and administrative expenses. Selling, general and administrative expenses increased 32.2%, from $386.2 million in the first nine months of 1999 to $510.6 million in the first nine months of 2000 due primarily to increased efforts in the marketing and the information technology areas. As a percentage of net revenues, selling, general and administrative expenses decreased from 10.8% in the first nine months of 1999 to 9.1% in the first nine months of 2000.

                  Research and development expenses. Research and development expenses increased 23.0%, from $601.8 million in the first nine months of 1999 to $740.0 million in the first nine months of 2000. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff so as to increase research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 16.8% in the first nine months of 1999 to 13.2% in the first nine months of 2000.

                  Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the first nine months of 2000, the net effect of these items resulted in expenses of $87.6 million compared to income of $36.0 million in the first nine months of 1999. This decrease resulted primarily from an increase in the cost of new plant start-ups; in addition, higher patent expenses, lower funds received from government agencies in connection with the Company's research and development programs and higher goodwill amortization contributed to the increase in expenses.

                  Operating income. The Company's operating income increased 168.6%, from $454.0 million in the first nine months of 1999 to $1,219.5 million in the first nine months of 2000, primarily as a result of the increase in net revenues which was offset, in part, by higher research and development expenses, selling, general and administrative expenses and higher other expenses. The exchange rate impact on operating income was estimated to be favorable, since the appreciation of the U.S. dollar generated a favorable impact on cost of sales and operating expenses.

                  Net interest income. Net interest income increased from $17.9 million in the first nine months of 1999 to $37.7 million in the first nine months of 2000 as a result of the favorable cash position following the Share Offering and the LYONs Offering completed on September 22, 1999.

                  Income tax expense. Provision for income tax increased from $106.9 million in the first nine months of 1999 to $265.6 million in the first nine months of 2000, as a result of the increase in income before income taxes and minority interests. The effective tax rate marginally decreased from 22.7% in the first nine months of 1999 to 21.1% in the first nine months of 2000. The favorable 2000 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2000, the effective tax rate could increase in the coming years.

                  Net income. Net income for the period reached $990.2 million, a 172.8% increase compared to $363.0 million in the first nine months of 1999. Diluted earnings per share for the first nine months of 2000 were $1.08, a 163.4% increase compared to $0.41 for the corresponding 1999 period. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split effected in May 2000.

Impact of Changes in Exchange Rates

                  The appreciation registered by the U.S. dollar in the first nine months of 2000 against the principal European and Asian currencies (excluding the Japanese yen, which appreciated compared to the U.S. dollar) resulted in an estimated favorable impact on results of operations for the first nine months of 2000, because of the favorable impact on cost of sales and operating expenses. Major future fluctuations in the value of the U.S. dollar, in particular against the euro, could impact its operating and net income; in particular, it could result in a favorable impact in the case of an appreciation of U.S. dollar or a negative impact if the U.S. dollar depreciates relatively to the other major currencies. The majority of its products are priced in U.S. dollars, while a significant percentage is also priced in euros. In addition, while a substantial portion of its production capacity is located in Europe, its raw materials and equipment purchases are denominated in U.S. dollars. Finally, a significant portion of its manufacturing facilities are located in the United States and Asia. These factors could mitigate the impact of changes in exchange rates on its results of operations.

Liquidity and Capital Resources

                  On September 22, 1999, the Company completed an equity offering of 8,970,000 shares of capital stock at $24.875 per share (the "Share Offering"). The net proceeds in connection with the Share Offering were $216.8 million. On September 22, 1999, the Company also completed a debt offering of $720.9 million aggregate initial principal amount of zero-coupon subordinated convertible notes due 2009, with yield to maturity of 2.4375% per annum. The net proceeds in connection with the 1999 subordinated notes offering were $708.3 million. The Company had a negative net financial position (total debt, net of cash, cash equivalents and marketable securities) at September 30, 2000 of $308.6 million compared to a positive net financial position of $351.4 million at December 31, 1999. Cash and cash equivalents and marketable securities totaled $1,013.8 million at September 30, 2000 compared to $1,823.1 million at December 31, 1999.

                  The net cash generated from operations totaled $1,537.8 million in the first nine months of 2000, compared to $1,076.1 million in the first nine months of 1999. Capital expenditure payments totaled $2,303.9 million in the first nine months of 2000 compared to $811.4 million in the same period of the previous year. Net cash used in investing activities increased from $928.1 million in the first nine months of 1999 to $3,315.1 million in the first nine months of 2000, primarily due to an increase in payment for tangible assets and in investment in marketable securities. Net operating cash flows (cash flows from operating activities less cash flows from investing activities) in the first nine months of 2000 was negative of $1,777.3 million in comparison with the positive amount of $148.0 million of the first nine months of 1999. The negative variation was primarily a result of the significant increase in capital investments and marketable securities. Net cash from financing activities was $162.4 in the first nine months of 2000 compared to $788.0 in the first nine months of 1999. The decrease was primarily due to lower proceeds from long-term debt and increased repayments of long term debt. In addition, its net cash from financing activities in 1999 included the proceeds from the Share Offering. At September 30, 2000, the aggregate amount of its long-term credit facilities was approximately $1,225.0 million, and the aggregate amount of its short-term facilities was approximately $862 million, of which approximately $97.3 million of indebtedness was outstanding. At September 30, 2000, the Company had approximately $95.5 million of long-term indebtedness that will become due within one year, and the Company expects to fund such debt repayments from available cash.

                  The Company expects to have significant capital requirements in the coming years, and is expecting capital expenditure for 2000 to exceed $3 billion. The Company expects to continue to invest significantly in 2001.
However, the Company will continue to monitor its level of capital spending taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additional capacity. This record level of investment in capacity is designed to enable us to take full advantage of growth opportunities during the actual market recovery. In addition, the Company intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support), borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to us.

Impact of Recently Issued U.S.  Accounting Standards

                  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement No. 133"), which is required to be adopted in fiscal years beginning after June 15, 2000. Statement No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not used for hedging must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company will adopt the standards required by this statement in 2001. The Company has not yet determined what the effect of Statement 133 will be on its earnings and financial position.

                  In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"), providing the staff's views on applying generally accepted accounting principles to selected revenue recognition issues. For companies with fiscal years that begin between December 16, 1999 and March 15, 2000, portions of SAB 101 become effective for the fourth quarter 2000. The
Company believes that adopting these portions of SAB 101 will not have a material effect on its financial position or overall trends in results of operations.

Euro Conversion

                  On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. The Company does not expect that the introduction and use of the euro will materially affect its foreign exchange activities, or its use of derivatives and other financial instruments, or will result in any material increase in costs to the Company. The Company will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Backlog

                  Our backlog has increased steadily since the end of 1998 and the Company continued to experience record incoming order rates and backlog levels during 2000. In order to meet this backlog, the Company is ramping up production at the new 8-inch facility at Rousset (France) and Agrate (Italy)
facilities and are also increasing its use of front-end external foundry services. Orders under frame contracts also increased during the first nine months of 2000. Frame contracts are annual fixed-price contracts with customers setting forth the forecasted quantities and schedule for purchase and sale of specific products that may be ordered in the future. Frame contracts are intended to secure capacity availability for the customer and improved visibility with respect to customer requirements.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2000                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer